April 9, 2024	Rachel D. Phillips T +1 212 841 8857 rachel.phillips@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Stephany Yang

Claire Erlanger

Re:	Canada Goose Holdings Inc.

Form 20-F for the Fiscal Year Ended April 2, 2023

Filed May 18, 2023

File No. 001-38027

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated March 19, 2024 (the “Comment Letter”), with regard to the Company’s Form 20-F for the fiscal year ended April 2, 2023 (filed May 18, 2023) (the “Annual Report”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Form 20-F for the Fiscal Year Ended April 2, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-IFRS Financial Measures and Other Specified Financial Measures, page 63

1.

We note that in your presentation of Adjusted EBIT, Adjusted EBITDA, and Adjusted Net Income, you have adjustments for head office transition costs and strategic initiatives, and in periods subsequent to your fiscal year end, net corporate restructuring costs. We also note that certain periods include an adjustment for legal proceeding expenses. Please explain to us the nature of these costs included in each of these line items and tell us why you believe they do not represent normal recurring operating expenses. For legal proceeding expenses, please explain to us how you identify routine and non- routine legal expenses. Although legal expenses may vary period to period, it appears to us they are a normal operating expense necessary to operate your business. See Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

The Company respectfully advises the Staff that:

(a)

Head office transition costs pertain to costs incurred as part of relocating the Company’s head office from its previous location at 250 Bowie Ave. to 100 Queens Quay East in Toronto, Ontario, which was completed on June 19, 2023. The Company incurred head office transition costs starting from the first quarter ended July 3, 2022, until its move on June 19, 2023, after which no such additional costs were incurred. The costs that were included in this adjustment pertained to the head office transition costs incurred prior to the move-in date, as specifically those costs related to the unoccupied office building that were duplicative to the costs incurred for the old office space and not indicative of the run rate cost profile of the Company’s business.

The Company has included costs incurred for the corporate head office transition as adjustments in the presentation of Adjusted EBIT, Adjusted EBITDA, and Adjusted Net Income because the head office relocation was a material non-recurring event and was not part of the normal course of business of the Company. As such, management viewed including these adjustments in Adjusted EBIT, Adjusted EBITDA, and Adjusted Net Income as the best way for investors to understand that these non-recurring costs do not have an impact on the operations or financial results of the business.

Depreciation expense on the right-of-use asset and interest expense on the associated lease liability on the old office were not included as adjustments to these measures because the Company was still occupying the 250 Bowie Ave. premises as a head office location and had not yet moved into the new location. During the period in which the new office remained unoccupied, the Company adjusted its financial measures for these amounts with respect to the new office. These costs were comprised of operating costs incurred in connection with the move, depreciation expense on the right-of-use asset for the new office, and interest expense on the associated lease liability, as well as accelerated depreciation on certain fixed assets associated with the previous location.

The Company’s new head office is subject to a 10-year lease. Therefore, the Company does not anticipate incurring any similar such costs for the foreseeable future. In addition, in fiscal periods subsequent to the quarter ended July 2, 2023, there were, and the Company expects that there will be, no further adjustments for this item included in the calculation of these non-IFRS financial measures.

(b)

Strategic Initiatives are the consultancy fees incurred in connection with the Company’s Transformation Program, which was launched in the fourth quarter ended April 2, 2023. As described in the Annual Report, the Transformation Program is a multi-phase program designed to increase operational efficiencies at the Company. These consultancy fees were incurred by the Company starting from the fourth quarter of fiscal 2023 into fiscal 2024, and management does not expect these costs to continue into fiscal 2025.

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

Accordingly, the Company adjusted Strategic Initiatives from the presentation of Adjusted EBIT, Adjusted EBITDA, and Adjusted Net Income as these unusual costs are not part of the Company’s normal course of business or operations. Because of the limited duration of consultancy fees incurred as part of the Transformation Program, the Company expects that in fiscal periods subsequent to the year ended March 31, 2024, there will be no costs incurred and therefore no adjustments for this item included in the calculation of these non-IFRS financial measures.

(c)

Net corporate restructuring costs reported in periods subsequent to the Company’s 2023 fiscal year end are severance costs, including termination payments net of share-based award forfeitures, incurred as a result of the restructuring that took place in the second quarter ended October 1, 2023 (the “2023 restructuring”) resulting from the Transformation Program. The restructuring included a reduction in the workforce by approximately 110 employees across the Company’s head office and retail locations globally. The costs relating to this restructuring event were incurred as a result of this restructuring in the second quarter of fiscal 2024 and the only impact to subsequent periods is the extent that such severance costs are paid as employees departed. These adjustments did not include costs associated with ordinary course employee departures outside of this single restructuring event.

Management adjusted net corporate restructuring costs from its non-IFRS financial measures as they are unusual in nature and not representative of the Company’s normal course of business. The Company’s Transformation Program is, by definition, an effort to change the business. Management believes that excluding these costs provides clear information to investors regarding the ongoing performance of the business.

In addition to the 2023 restructuring, the Company announced a restructuring during the fourth quarter ended March 31, 2024, also in connection with the Company’s Transformation Program. Like the costs incurred in connection with the 2023 restructuring, related net corporate restructuring costs are expected to be included as adjustments to the non-IFRS financial measures for the annual report for the year ended March 31, 2024. The Company will continue to evaluate the inclusion of any items of this nature as adjustments to these non-IFRS financial measures, however the Company currently does not expect restructuring events such as these to be ongoing or to recur in the future.

(d)

Legal proceeding costs that are adjusted out of Adjusted EBIT, Adjusted EBITDA, and Adjusted Net Income primarily relate to defense costs incurred as part of a putative class action lawsuit relating to the treatment of ducks that produced down included in many of the Company’s products.

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

The Company incurs legal expenses as part of the normal course of business to support ongoing activities, including litigation matters and contract review, which the Company discerns as routine. Management deemed the legal proceeding costs related to this class action lawsuit to be non-routine because the suit did not address product safety or performance and did not pertain to the business of the Company. Instead, it was a political statement. The legal proceeding costs noted by the Staff were included as an adjustment to these non-IFRS financial measures as they were unusual in the context of the Company’s business operations. The lawsuit was closed in the third quarter of fiscal 2023, and subsequent to this period, the Company did not incur any further charges in respect of this lawsuit.

However, the Company further advises the Staff that the Company has revised its policy for including legal proceeding costs as adjustments to non-IFRS measures. Beginning with fiscal periods for the first quarter ended July 2, 2023, the Company no longer added back any legal costs to its non-IFRS measures, including those viewed as non-routine.

2.

We note that you appear to present a non-IFRS financial measure of net working capital in that it excludes cash, as well as the short-term borrowings and current portion of lease liabilities. Please explain to us why you exclude these amounts in your net working capital measure and how it allows investors and analysts to assess your liquidity.

The Company advises the Staff that management evaluates net working capital for internal purposes in the same manner the non-IFRS measure is presented to investors. Inventory, accounts receivable, and accounts payable are critical components of the Company’s operating cycle and are highly seasonal. Over the operating cycle, net working capital can be a source or use of cash and vary significantly. Therefore, the Company views it as a key measure for how efficiently the Company is managing these resources. The Company also advises the Staff that Investors and analysts have expressed particular interest in this measure.

The Company’s primary source of liquidity is cash generated from operating activities over the Company’s annual operating cycle. The Company also utilizes the Mainland China Facilities, the Japan Facility, the Revolving Facility, as defined in the Annual Report, and the Trade accounts receivable factoring program. These facilities are available to provide short-term liquidity. Management believes that disclosing net working capital excluding cash, short-term borrowings and current portion of lease liabilities gives investors a clear idea of the level of investment required in inventory, trade receivables, and accounts payable without considering the availability under its sources of liquidity. In reviewing the description of net working capital, we will clarify the above points in our fiscal 2024 20-F to be filed.

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

3.

We note your disclosure on page 64 regarding free operating cash flow as a non-IFRS financial measure. We also note that the measure adjusts cash from (used in) operating activities for the entire amount of cash from (used in) investing activities and includes a deduction for the impact of the principal payments on lease liabilities. Please further explain why these adjustments result in the presentation of a non-IFRS measure that provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. As part of your response, please tell us how adjusting for the entire amount of cash from (used in) investing activities results in balanced disclosure of amounts from your statement of cash flows.

The Company’s management believes that free operating cash flow provides investors a measure to understand its ability to meet its debt service and repayment obligations after addressing its operating and capital needs. In addition, this measure is an indicator of cash available for share repurchases and other financing activities. Given the seasonality of the Company’s business, its ability to settle its debt facilities fluctuates over the year and therefore this measure allows investors and analysts to understand the cyclical nature of its cash position.

The Company adjusts for cash from (used in) investing activities because these activities are required in order to operate the business as presented to investors, particularly capital expenditures incurred for retail operations. Additionally, the deduction for the impact of principal and interest payments on lease liabilities is appropriate as these payments are required to maintain business operations, as they primarily pertain to lease payments made to retail stores and office locations. Including both items as adjustments in this non-IFRS measure allows investors and analysts to understand the remaining cash available after addressing costs needed to maintain ongoing operations.

Management respectfully advises the Staff that customary disclosure regarding the nature of cash from (used in) investing activities is included in the Management’s Discussion & Analysis. Management believes that this disclosure adequately provides investors and analysts with the information required to understand how investing activities contribute to the statement of cash flows and correspondingly, the activity in free operating cash flow.

Note 6. Segment information, page F-30

4.

Please revise disclosures in future filings to provide geographic information related to non-current assets located in your country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, please disclose those assets separately. If the necessary information is not available and the cost to develop it would be excessive, disclose that fact. Refer to paragraph 33(b) of IFRS 8.

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

The Company advises the Staff that it will include geographic information related to non-current assets in future filings with the SEC in response to this Comment 4. The Company’s non-current, non-financial assets (comprising property, plant and equipment, intangible assets, and right-of-use assets) are geographically located as follows:

	Year ended
	March 31, 2024	April 2, 2023
	$	$
Canada	X.X	232.9
United States	X.X	111.7

North America	X.X	344.6
Greater China[1]	X.X	73.6
Asia Pacific (excluding Greater China1)	X.X	33.1

Asia Pacific	X.X	106.7
EMEA[2]	X.X	131.6

Non-current, non-financial assets	X.X	582.9

[1]	Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
[2]	EMEA comprises Europe, the Middle East, Africa, and Latin America.

5.

Please confirm to us revenues from external customers attributed to an individual foreign country in Asia Pacific and EMEA disclosed on page F-32 are not material. Refer to paragraph 33(a) of IFRS 8. If material, please disclose those revenues separately in future filings.

The Company hereby confirms to the Staff that no individual foreign country in EMEA is material. However, within Asia Pacific, revenue from Greater China is material. The Company typically uses a threshold of 10% of combined revenue as a quantitative basis to assess if revenue from an individual foreign country is material, as well as other qualitative factors.

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

Because of this, the Company will disclose revenue from individual foreign countries on the basis of materiality beginning with the annual report for fiscal 2024. Below is the Company’s proposed disclosure:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Canada	X.X	241.0	213.1
United States	X.X	340.2	305.9

North America	X.X	581.2	519.0
Greater China[1]	X.X	287.3	288.8
Asia Pacific (excluding Greater China1)	X.X	66.9	38.3

Asia Pacific	X.X	354.2	327.1
EMEA[2]	X.X	281.6	252.3

Revenue	X.X	1,217.0	1,098.4

[1]	Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
[2]	EMEA comprises Europe, the Middle East, Africa, and Latin America.

6.

We note your disclosure of disaggregated revenues by segment and geographic location on pages F-31 and F-32. We also note your discussion of product categories such as in your earnings release furnished on Form 6-K and quarterly earnings calls. For example, in the MD&A section for the third quarter of fiscal 2023 included in the February 1, 2024 Form 6-K, you disclose that “gross margin in the current period has been favourably impacted by pricing, product mix from a decrease in Baffin revenue and from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories within Wholesale and segment mix due to a higher proportion of DTC sales, partially offset by higher product costs due to input cost inflation.” Please tell us your consideration of disclosing the revenues recognized for each category in the notes to the financial statements as disaggregated revenue under the guidance in paragraph 114 of IFRS 15.

The Company advises the Staff that the Company believes that disclosure of revenue by segment and geography best supports the requirements of paragraph 114 of IFRS 15 in accordance with paragraph B88, because the disaggregation of revenue by segment and geography best depicts how the nature, amount, timing, and uncertainty and cash flows are affected by economic factors.

The Chief Operating Decision Maker (CODM) evaluates performance of the business at the operating segment and geographic level. Performance on product categories is not provided to the CODM as part of the monthly and quarterly operating performance reviews. As the CODM does not regularly review information about product categories to evaluate financial performance, the Company believes that the disaggregation of revenue by product category does not meet the objectives of paragraph 114 of IFRS 15. Further, such disclosure in the financial statements would not provide additional insights about the nature, amount, timing, and uncertainty of cash flows.

The MD&A provides qualitative information on products to provide insights on material trends and factors to understand the movement in revenue. These insights do not include information regarding all the product categories and information for each product category is not readily available.

******************

Securities and Exchange Commission	April 9, 2024
Division of Corporation Finance

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at 212-841-8857.

Sincerely,

/s/ Rachel Phillips Rachel Phillips Ropes & Gray LLP

cc:	Neil Bowden, Chief Financial Officer, Canada Goose Holdings Inc.
David Forrest, Esq., General Counsel, Canada Goose Holdings Inc.
David Tardif, Esq., Stikeman Elliot LLP